UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-06138

NORTHGATE MINERALS CORPORATION
(Exact name of registrant as specified in its charter)

815 Hornby Street, Suite 406
Vancouver, British Columbia, Canada V6Z 2E6
(604) 681-4004
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, AuRico Gold Inc., as successor by merger to Northgate Minerals Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AURICO GOLD INC.

Date: December 19, 2011	By:	/s/ Matthew Howroth
Name: Matthew Howroth
Title: Vice President General Counsel and Corporate Secretary